Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated November 28, 2011

ITEM 1
ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

MARKET ANNOUNCEMENT

Change of independent auditor – CVM Instruction nr. 308/99

São Paulo, November 28th, 2011 - Ultrapar Participações S.A. (“Ultrapar”) hereby announces that its Board of Directors, in a meeting held on November 9th, 2011, approved the hiring of Deloitte Touche Tohmatsu Brasil for providing audit services of the financial statements for the fiscal year 2012. The referred services will start to be provided from the review of the quarterly financial information (ITRs) of the first quarter of 2012.

Such decision was taken to comply with the terms of article 31 of CVM Instruction nr. 308/99, which establishes a mandatory change of independent auditors every five years. The change was assented by Ultrapar’s current independent auditors, KPMG Auditores Independentes.

André Covre	Anselmo Neves Macedo
Chief Financial and Investor Relations Officer	Partner
Ultrapar Participações S.A.	KPMG Auditores Independentes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2011

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement)